UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment and SmallCapInsights.com Highlight CEOs Presenting at Wednesday’s Anticipated “Emerging Growth Forum”

CEOs from High-Growth Industries Discuss Corporate Visions and Overriding Commitment to Driving Value for Capital Markets

Toronto – November 20, 2006 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE) (TSX:PAE) along with SmallCapInsights.com, a leading investment newsletter committed to discovering tomorrow's smallcap breakthroughs, has highlighted the Management that are scheduled to present during the highly anticipated “Emerging Growth Forum” scheduled for Wednesday, November, 22, 2006, at 12 noon Eastern.

“We have gathered an exceptional group of high profile management that have a commanding understanding of not only their emerging companies, but also are able to provide in-depth analysis of their industries as a whole,” said Dr. John Faessel, publisher of the widely read online financial news source, Jag Notes, and keynote speaker for the “Emerging Growth Forum.”

This live over-the-Internet video presentation employs a fast-moving, highly informative format designed specifically for the smallcap and microcap investor.

Executives to present during forum:

•

Bryan Chance, CEO of Titan Global Holdings, has led telecommunications, technology, healthcare, pharmaceutical manufacturing, distribution and other service-based companies. His international successes include establishing manufacturing joint ventures in South America and Asia and product distribution agreements with distributors in South America. He has a strong background in business plan development, cash flow analysis, financial modeling, company and business unit acquisition or divestiture, IPOs, SEC reporting, operational and financial turnarounds, product and service marketing, strategic planning and rapid growth company leadership.

•

Philip S. Pesin, CEO of Auriga Laboratories, has been a member of Auriga’s board since inception. He brings extensive experience in establishing innovative companies in the pharmaceutical and other industries. An attorney and certified public accountant, Mr. Pesin is the founder of The Sorrento Financial Group, LLC, a financial services company specializing in private equity investment with a focus on financing innovative, high-growth companies.

•

Dr. Stephen M. Chang, CEO of Ph.D., MultiCell Technologies, has served as a director of the Company since June 2004, became president of the Company in February 2005, and was appointed chief executive officer

(CEO) in May 2006. Dr. Chang is also president of MCT Rhode Island Corp. and Xenogenics Corporation, and president, chief financial officer (CFO), treasurer, and director of MCTI, a partially-owned subsidiary of the Company.

•

John Flock, President of Peace Arch Entertainment, is responsible for overseeing all operations of the Company. He also serves as President of Peace Arch LA, which focuses on the development, financing, production and licensing of feature films for the US market. Mr. Flock started his career as an entertainment attorney and then spent more than a decade financing and producing independent films.

The Forum will last approximately 20 minutes. There is no need to pre-register. To view the webcast, visit http://smallcapinsights.com five or ten minutes prior to the start time and log on. The conference is free of charge and open to all interested investors.

For those unable to view the initial webcast, the Forum will be archived for replay at http://smallcapinsights.com.

About Peace Arch® Entertainment Group Inc.

Peace Arch® Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch Home Entertainment is one of the leading distributors of DVDs and related products in Canada. Peace Arch recently entered into an agreement to acquire Castle Hill Productions and Dream LLC, whose library of more than 500 classic, contemporary and genre films is expected to supplement Peace Arch's own annual output of more than two dozen new feature films and long form television programs. For additional information, please visit www.peacearch.com.

For more investor oriented information about Peace Arch Entertainment, visit http://www.trilogy-capital.com/tcp/peace-arch/. For current stock price quotes and news, visit http://www.trilogy-capital.com/tcp/peace-arch/quote.html. To view an Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/peace-arch/factsheet.html. To read a transcript of a recent Peace Arch investor conference call or listen to an archived recording, please visit http://www.trilogy-capital.com/tcp/peace-arch/conference.html

About SmallCapInsights.com

The editors and publishers of SmallCapInsights.com have decades of direct experience both in the markets and in the newsletter genre as well as being avid students of the sector. The Companies we illuminate and represent are those we feel have the best chance of enhancing portfolio returns as we take them from initial profile to ongoing in-depth coverage. We aren't married to any space within the smallcap sector, just to those ideas and strategies that will make our opinions and observations a relevant starting point to your complete and ongoing due diligence. The good, the bad and the bizarre -and hopefully profitable--will populate our pieces. Our readers will first and foremost be our priority. Every article will include a detailed disclaimer. We are not analysts, but rather view our picks as an investor might: questioning, commenting and delivering our best opinions, be they pro or con. As well, in each piece we will highlight a technical opinion, which, though it can never be definitive, will serve to give readers a quick snapshot of our current T/A thoughts. For more information, visit http://www.smallcapinsights.com.

Compensation Disclosures

Editorial is provided by SmallcapInsights.com (``Smallcap'') to provide readers with information on publicly traded companies which have retained Smallcap to provide editorial commentary. Smallcap receives compensation for those services from the company, which consists of cash and/or securities of the company. Factual information is obtained from public filings and other sources deemed to be reliable; however, Smallcap takes no responsibility for verifying the accuracy of such information and makes no representation that such information is accurate or complete. Further, Smallcap and its employees and affiliates may own, or may purchase and sell, securities of the companies profiled. Smallcap undertakes no obligation to inform readers about the ownership or trading activities of it or its employees or affiliates in the securities of the profiled companies. As of September 11, 2006, SmallcapInsights.com receives an aggregate of US$21,500 for six months of editorial coverage.

Forward-Looking Statements

Certain of the statements in this website may be considered forwarded looking statements. Smallcap makes no representation and provides no assurance or guaranty that such forward looking statements will be prove to be accurate. Statements of opinion and belief are those of the authors and/or editors of this website, and are based solely upon the information possessed by such authors and/or editors; no inference should be drawn that such authors or editors have any special or greater knowledge about the companies profiled or any particular expertise in the industries or markets in which the profiled companies compete. The reader should verify all claims and complete his own due diligence before investing in any securities of profiled companies. Neither Smallcap nor anyone involved in the publication of this editorial is a registered investment adviser or broker/dealer. Smallcap makes no recommendation that the purchase of securities of companies profiled in this editorial is suitable or advisable for any person or that an investment such securities will be profitable. In general, given the nature of the companies profiled and the lack of an active trading market for their securities, investing in such securities is highly speculative and carries a high degree of risk. An investor in such securities should be prepared and able to bear a loss of his or her entire investment. Nothing in this editorial should be construed as an offer or solicitation to buy or sell any securities of any profiled company.

Contact:

          SmallcapInsights.com

          Dr. John Faessel

          858-587-8590

          editors@smallcapinsights.com

Or

Roy Bodner

vice president public relations

Peace Arch Entertainment

310.450.1711 or rbodner@peacearch.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	November 20, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.